Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

The following are forms of documents mailed to Johnson Controls, Inc. shareholders

Dear Johnson Controls, Inc. Shareholder:

This package is being mailed to you in connection with the previously announced merger agreement between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), pursuant to which Johnson Controls will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company.

In the merger, each share of Johnson Controls common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by Johnson Controls, Tyco, Merger Sub and certain subsidiaries of Johnson Controls and Tyco, as described in the merger agreement) will be converted into the right to receive, at the election of its holder (subject to proration as described in the joint proxy statement/prospectus previously provided to shareholders), either:

•                  one ordinary share of the combined company (the “share consideration”); or

•                  $34.88 in cash, without interest (the “cash consideration”).

If a shareholder makes no election with respect to a share (or fails to properly make an election), then such shareholder will be deemed to have elected to receive the share consideration with respect to such share.

Elections by Johnson Controls shareholders for the share consideration and the cash consideration will be subject to proration procedures set forth in the merger agreement, such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion of cash. As a result, an aggregate of approximately 110,778,083 shares of Johnson Controls will receive the cash consideration.  Accordingly, if you are a Johnson Controls shareholder, depending on the elections made by other Johnson Controls shareholders, you may not receive the amount of cash or the number of shares of the combined company that you request on your election form. For more information on what may happen to your shares after the election, please refer to the examples posted in the Merger Q&A on our website (http://www.johnsoncontrols.com/merger).

All of the documents necessary to make an election are included in this package or have been previously provided to you by Johnson Controls. Please review the following documents carefully:

•                  Joint Proxy Statement/Prospectus: This document, which was mailed to shareholders on July 6, 2016, provides important information regarding the merger, and should be reviewed by you prior to making your election.

•                  Letter of Election and Transmittal: Please complete this document, following the instructions provided, and return it along with any stock certificates, if applicable, to the exchange agent at the address provided for receipt prior to the Election Deadline (as defined in the Letter of Election and Transmittal).

Please note that if you surrender stock certificates as part of the election, those shares will be converted to book entry form in the Direct Registration System (DRS) upon receipt by the exchange agent.

If you have any questions regarding the merger, the form of election or the letter of transmittal, please contact the information agent, D.F. King & Co., Inc. collect at (212) 269-5550 or toll-free at (800) 814-9324, or via email at jci@dfking.com.

Johnson Controls, Inc.

* * * * *

Wells Fargo Shareowner Services

P.O. Box 64858

St. Paul, Minnesota 55164-0858

☐ Check here to indicate a permanent address change.
Please provide any address correction here.

Letter of Election and Transmittal

to

Exchange Shares of Common Stock

of

JOHNSON CONTROLS, INC. CUSIP # 478366107

For the Merger Consideration, as described herein

THIS LETTER OF ELECTION AND TRANSMITTAL MUST BE RETURNED TO THE EXCHANGE AGENT BY 5:00 p.m., EASTERN TIME ON AUGUST 30, 2016, THE ELECTION DEADLINE, AS DESCRIBED HEREIN

Delivery of this Letter of Election and Transmittal to an address other than as set forth below will not constitute a valid delivery to the Exchange Agent.  You must sign this Letter of Election and Transmittal in the appropriate space provided below, with signature guarantee if required, and complete the Internal Revenue Service (“IRS”) Form W-9 enclosed herein or the appropriate IRS Form W-8, as applicable.

The instructions accompanying this Letter of Election and Transmittal should be read carefully before this Letter of Election and Transmittal is completed.

This Letter of Election and Transmittal is to be used by shareholders if certificates for Shares are to be forwarded herewith or if shares are held in book-entry form on the records of the Exchange Agent.

OFFICE USE ONLY App       Date       A/C [   ]   W-9 [   ]   W-8 [   ]   A/P [   ]   S/D M [   ]   I [   ]   A [   ]   C [  ]

Your Johnson Controls Stock Certificates:

Certificate Number	Shares	Certificate Number	Shares	Certificate Number	Shares

The table is blank if there are no certificate shares.

If you hold more than 15 certificates, the additional certificates will not be printed on this form.

If you have LOST, STOLEN OR DESTROYED CERTIFICATE(S), see Instruction 10.

Your Account Balance:

Certificate Shares	Book-Entry Shares	Plan Shares	Total Shares

ELECTION

MARK ONLY ONE BOX BELOW TO MAKE YOUR ELECTION

(See Instructions 3 and 11)

TO ELECT EITHER ALL CASH OR ALL STOCK FOR YOUR SHARES:

☐            Check here if you are electing to receive the cash consideration of $34.88 per share for all of your Shares.

☐            Check here if you are electing to receive the share consideration of one (1) combined company ordinary share per share for all of your Shares.

TO ELECT A COMBINATION OF CASH AND STOCK FOR YOUR SHARES:

☐            Check here to elect to exchange                 Shares for the cash consideration and the remainder of your Shares for the share consideration. Please indicate below the number of shares per share type category for which you are electing the cash consideration.

Whole Shares		Fractional Shares
	•		Certificated Shares for cash

	•		Book Shares for cash

	•		Plan Shares for cash

IMPORTANT INFORMATION:  Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion in cash. Accordingly, if you are a Johnson Controls shareholder, depending on the elections made by other Johnson Controls shareholders, you may not receive the amount of cash or the number of shares of the combined company that you request on your election form.

IMPORTANT

SHAREHOLDER: SIGN HERE

Signature of Registered Holder(s) or Agent

Must be signed by the registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by the person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith.  If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.

Signature of Owner(s) and Capacity, if applicable

SPECIAL PAYMENT INSTRUCTIONS

(See Instructions 1, 4 and 5)

To be completed ONLY if the check for the cash consideration or the share consideration is to be issued in the name of someone other than the registered holder.

Issue to (Please Print):

Name

Address

(Recipient must complete the enclosed IRS Form W-9 or IRS Form W-8, if applicable.)

GUARANTEE OF SIGNATURE(S)

(If required—See Instructions 1 and 4)

APPLY MEDALLION GUARANTEE STAMP BELOW

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the check for the cash consideration or the share consideration is to be sent to someone other than the registered holder or to the registered holder at an address other than that shown on page 1.

Mail to (Please Print):

Name

Address

The Exchange Agent is:

Wells Fargo Bank, N.A.

By Mail: By 5:00 p.m. Eastern Time on Expiration Date Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858

By Hand or Overnight Courier:

By 5:00 p.m. Eastern Time on Expiration Date

Wells Fargo Bank, N.A.

Shareowner Services

Voluntary Corporate Actions

1110 Centre Pointe Curve, Suite 101

Mendota Heights, Minnesota 55120

The Information Agent for the Election is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Stockholders may call toll-free: (800) 814-9324

Banks & Brokers may call collect: (212) 269-5550

PLEASE READ THE INSTRUCTIONS SET FORTH

IN THIS LETTER OF ELECTION AND TRANSMITTAL CAREFULLY AND IN FULL

Ladies and Gentlemen:

On January 24, 2016, Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”) entered into an Agreement and Plan of Merger (which was subsequently amended on July 1, 2016 and as may be amended from time to time, the ‘‘merger agreement’’), pursuant to which Johnson Controls will merge with an indirect wholly owned subsidiary of Tyco (the “merger”), with Tyco being the parent entity of the combined company. In connection with the merger, which is described more fully in the definitive joint proxy statement/prospectus filed by Johnson Controls and Tyco with the Securities and Exchange Commission on July 6, 2016 (the “proxy statement/prospectus”), the undersigned hereby surrenders to Wells Fargo, N.A. the above-described shares (the “Shares”) of Johnson Controls common stock, $1.00 par value per share (the “Johnson Controls common stock”) and elects to receive in exchange for each such Share either (i) one ordinary share of the combined company (the “share consideration” and election to receive such consideration, a “share election”) or (ii) $34.88 in cash, without interest (the “cash consideration” and election to receive such consideration, a “cash election”) subject to the closing of the merger and pursuant to the terms of the merger agreement.

You may elect to receive (i) the cash consideration for all of your Shares, (ii) the share consideration for all of your Shares or (iii) the cash consideration in respect of a portion of your Shares and the share consideration in respect of the remainder of your Shares. Elections for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion in cash. Accordingly, depending on the elections made by other Johnson Controls shareholders, you may not receive the amount of cash or the number of shares of the combined company that you request on your election form.

In order to make a timely election, the Exchange Agent must receive this Letter of Election and Transmittal, properly completed, accompanied by your certificates, if any, representing the Shares, before the Election Deadline (the “Election Deadline”), pursuant to the terms of the merger agreement. The Election Deadline is 5 p.m., Eastern Time, on August 30, 2016.

Your election form may be revoked or changed by an authorized person properly submitting such election form, by written notice received by the exchange agent prior to the Election Deadline accompanied by a properly completed and signed revised election form. In the event that your election form is revoked prior to the Election Deadline, you will be deemed to have made a share election, except to the extent a subsequent election is properly made with respect to any or all of your Johnson Controls common stock prior to the Election Deadline.

All election forms that are received by the Exchange Agent and are not revoked prior to the Election Deadline will become irrevocable.  Once your election becomes irrevocable, you will not be able to sell your shares of Johnson Controls common stock prior to the closing of the merger.

Any election, to be valid, must be properly completed and duly executed in accordance with the instructions of this Letter of Election and Transmittal, and accompanied by certificates, if any, representing the Shares. No stop transfer instructions may be outstanding against the Shares. Any certificates must have been duly endorsed in blank or otherwise in form acceptable for transfer on the books of Johnson Controls.

If you fail to properly or timely make an election, you will be deemed to have made a share election for each of your shares of Johnson Controls common stock which were not the subject of an election upon completion of the merger.  None of Johnson Controls, Tyco or the Exchange Agent are under any obligation to notify any person of any defect in an election form.

No fractional combined company ordinary shares will be issued in connection with the merger. Each holder of Johnson Controls common stock converted pursuant to the merger who would otherwise have been entitled to receive a fraction of an ordinary share of the combined company (after aggregating all shares delivered by such holder) will receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the closing price of Johnson Controls common stock reported on the New York Stock Exchange on the trading day immediately preceding the closing date, rounded to the nearest one-hundredth of a cent, by (ii) the fraction of a combined company ordinary share (after taking into account all shares of Johnson Controls common stock held by such holder at the effective time of the merger and rounded to the nearest one-thousandth when expressed in decimal form) to which such shareholder would otherwise be entitled.

Subject to the closing of the merger and pursuant to the terms of the merger agreement, the undersigned hereby surrenders the Shares to the Exchange Agent for exchange. The undersigned represents that the undersigned has full authority to surrender without restriction the Shares for exchange.

INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE

1.              Guarantee of Signatures.  No signature guarantee is required on the Letter of Election and Transmittal if the Letter of Election and Transmittal is signed by the registered holder(s) of shares surrendered herewith, unless such registered holder(s) has completed the “Special Payment Instructions” on the Letter of Election and Transmittal. See Instruction 5.

2.              Requirements of Exchange.  This Letter of Election and Transmittal is to be completed by shareholders seeking to make an election with respect to the merger consideration to be received in the merger, and must be accompanied by certificates, if any, representing the surrendered Shares. Stock certificates representing surrendered Shares, as well as this Letter of Election and Transmittal (or a facsimile hereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by this Letter of Election and Transmittal, must be received by the Exchange Agent at one of its addresses set forth herein prior to the Election Deadline. If more than one stock certificate representing surrendered Shares is forwarded separately to the Exchange Agent, a properly completed and duly executed Letter of Election and Transmittal must accompany each such delivery.

By signing and submitting the Letter of Election and Transmittal you warrant that these shares will not be sold, including through limit order request, unless properly withdrawn prior to the Election Deadline.  You also acknowledge that after the Election Deadline, you will not be able to sell any of your shares of Johnson Controls common stock for which you have submitted and not revoked a Letter of Election and Transmittal.

The method of delivery of the Letter of Election and Transmittal, share certificates and all other required documents is at the option and the risk of the shareholder surrendering his or her Shares and the delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Election Deadline.

LETTERS OF TRANSMITTAL MUST BE RECEIVED IN THE OFFICE OF THE EXCHANGE AGENT BY 5 P.M., EASTERN TIME, ON AUGUST 30, 2016, THE ELECTION DEADLINE.

No alternative, conditional or contingent surrender of Shares will be accepted and no fractional shares of Johnson Controls common stock will be exchanged. All shareholders surrendering Shares, by execution of the Letter of Election and Transmittal (or a facsimile hereof), waive any right to receive any notice of the acceptance of their shares for exchange upon closing of the merger.

3.              Combination Cash and Stock Election.  If fewer than all of the shares evidenced by any certificate, book-entry and/or plan shares are to be exchanged for the cash consideration, fill in the number of shares that are to be exchanged for the cash consideration in the space provided in the Election box.  If you hold more than one type of shares, indicate the number of whole and fractional shares for each share type that are to be exchanged for the cash consideration.  The sum of the share types indicated must equal the total shares you are electing to receive the cash consideration.

4.         Signatures on Letter of Election and Transmittal, Stock Powers and Endorsements. If the Letter of Election and Transmittal is signed by the registered holder(s) of the Shares surrendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

If any of the shares surrendered hereby are held of record by two or more joint owners, all such owners must sign this Letter of Election and Transmittal.

If any of the surrendered shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Election and Transmittal as there are different registrations.

If the Letter of Election and Transmittal or any certificates or stock powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Exchange Agent of the authority of such person so to act must be submitted. If the Letter of Election and Transmittal is signed by the registered holder(s) of the shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made or certificates for shares not surrendered or not accepted for payment are to be issued in the name of a person other than the registered holder(s). Signatures on any such stock certificates or stock powers must be guaranteed by an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended).

If the Letter of Election and Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed and transmitted hereby, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s). Signature(s) on any such share certificates or stock powers must be guaranteed by an “eligible guarantor institution.”

5.              Special Payment.  If a check for the cash consideration or the share consideration is/are to be issued in the name of a person other than the signer of the Letter of Election and Transmittal the appropriate boxes on this Letter of Election and Transmittal must be completed.

6.              Transfer Taxes.  If consideration is to be paid to any person other than the registered holder of Shares and any transfer or similar taxes are payable (whether by the registered holder or such person), the undersigned shall pay any such taxes prior to receiving the merger consideration and shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

7.                IRS Form W-9/IRS Form W-8.  Under U.S. federal income tax law, each U.S. holder of Shares is required to timely provide a properly completed IRS Form W-9 that either (a) provides the Exchange Agent with such holder’s correct Taxpayer Identification Number (“TIN”), generally the holder’s social security or federal employer identification number, and certifies that such holder is not subject to backup withholding by completing the enclosed IRS Form W-9 or (b) otherwise establishes a basis for exemption from backup withholding. If the Exchange Agent is not provided with a U.S. holder’s correct TIN and other information and certifications required or an adequate basis for an exemption from backup withholding before payment is made, in each case on a properly completed IRS Form W-9, payments made to such U.S. holder may be subject to backup withholding at the applicable rate (currently 28%) and such U.S. holder may be subject to a $50 penalty imposed by the IRS.  Please review the instructions on the enclosed IRS Form W-9 for additional details.

A holder of Shares that is not a U.S. holder may establish an exemption from backup withholding by timely providing the Exchange Agent with a properly completed appropriate IRS Form W-8, signed under penalties of perjury, attesting to such holder’s foreign status or by otherwise establishing an exemption.  IRS Forms W-8 may be obtained from the Exchange Agent or the IRS website (www.irs.gov).

Failure to complete the enclosed IRS Form W-9 or appropriate IRS Form W-8, as applicable, may require the Exchange Agent to backup withhold at the applicable rate (currently 28%) from any payments made to such holder.  Backup withholding is not an additional tax.  Rather, the federal income tax liability of persons subject to backup withholding may be reduced by the amount of tax withheld.  If backup withholding results in an overpayment of tax, a refund or a credit may be obtained, provided that the required information is timely furnished to the IRS.  Each holder of Shares should consult its tax advisor regarding qualification for an exemption from backup withholding, the procedure for obtaining an exemption, and the applicable backup withholding rate.

If necessary to satisfy any backup withholding requirements that cannot be satisfied from the cash consideration you received in the merger, the Exchange Agent may sell a sufficient number of your new combined company shares in the open market at prevailing market prices. Any excess funds from the sale will be refunded to you as soon as administratively feasible. Such sale of shares to satisfy backup withholding tax requirements will be treated as a sale of shares in your account and subject to tax reporting.

8.              Requests for Assistance or Additional Copies.  Questions and requests for assistance or additional copies of the proxy statement/prospectus, this Letter of Election and Transmittal, IRS Form W-8 and IRS Form W-9 may be directed to the Information Agent at the addresses and phone numbers set forth below. A shareholder may also contact such shareholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the merger and the surrender and exchange of Shares.

9.              Conditions to Exchange.  The closing of the merger, and the exchange of the Shares, remains subject to the satisfaction of the terms and conditions of the merger agreement by the parties thereto, as described in the joint proxy statement/prospectus. Johnson Controls and Tyco will publicly announce the closing of the merger. Shareholders of Johnson Controls may surrender their shares of Johnson Controls common stock after the closing of the merger, but may only elect to receive the cash consideration by submitting this Letter of Election and Transmittal, accompanied by certificates representing the Shares, if any, prior to the Election Deadline. If the merger does not close, the Shares surrendered hereby will be returned to you as soon as practicable.

10.               Lost, Destroyed or Stolen Certificates.  If any certificate representing shares has been lost, destroyed or stolen, the shareholder should promptly notify Wells Fargo Bank, N.A. at (877) 602-7397 or (651) 450-4064. The shareholder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Election and Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

11.       Election Procedure.  To properly complete the “Election” box you must indicate whether you are electing to receive the cash consideration, the share consideration or a combination of both. If you are electing a to receive a combination of the cash and share consideration, you must indicate in the “Election” box of this Letter of Election and

Transmittal the number of certificate shares, book-entry shares, and/or plan shares for which you are electing to receive the cash consideration.

You may only check one box.  If you check more than one box or no boxes, then you will not be deemed to have made a valid election for your shares.

12.       Revocation or Change of Election.  You may change or withdraw your election by sending a properly completed, later dated Letter of Election and Transmittal, together with any other documents required herein (except for previously delivered certificate(s) representing surrendered Shares), to the Exchange Agent, which will be effective if received by the Exchange Agent prior to the Election Deadline.

13. European Prospectus. In connection with the merger Tyco has prepared a prospectus within the meaning of the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (the “European Prospectus”). Johnson Controls shareholders in the European Economic Area should not complete the Letter of Election and Transmittal except on the basis of the information in the European Prospectus. Copies of the European Prospectus are be available from Tyco’s registered office at 1 Albert Quay, Cork, Ireland and online from http://investors.tyco.com.

Questions and requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth below. Requests for copies of the joint proxy statement/prospectus, this Letter of Election and Transmittal, the IRS Form W-8 or IRS Form W-9 and other materials may also be directed to the Information Agent. A shareholder may also contact such shareholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the merger and the surrender and exchange of shares of Johnson Controls common stock.

The Information Agent for the Election is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Stockholders may call toll-free: (800) 814-9324

Banks & Brokers may call collect: (212) 269-5550

###

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco have mailed to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and are able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ Quarterly Reports on Form 10-Q filed with the SEC after such date, which are available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.